UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 68278

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___

                                              MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave., 9th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff   (212)-751-4422

                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company

(Name -- *if individual, state last, first, middle name*)

529 5th Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __David Portnoff_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Brevan Howard US LLC_____ , as of
__December 31, 2019_____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



Signature

Chief Financial Officer / FINOP
Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brevan Howard US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brevan Howard US LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brevan Howard US LLC's management. Our responsibility is to express an opinion on Brevan Howard US LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brevan Howard US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Brevan Howard US LLC's auditor since 2018.
New York, New York
February 21, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2019

Assets

Assets:		
Cash and cash equivalents	$	2,405,989
Accounts receivable		1,870,595
Prepaid expenses		45,645
Deferred tax assets		8,187
Total Assets	$	4,330,416

Liabilities and Member's capital

Liabilities:		
Accrued compensation and benefits	$	1,126,334
Accounts payable and other accrued expenses		458,857
Total Liabilities		1,585,191
Commitments (note 4)		
Member's capital		2,745,225
Total Liabilities and Member's capital	$	4,330,416

See accompanying notes to financial statement

(1) Organization and General

Brevan Howard US LLC ("BHUSLLC" or "Company"), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited (BHBDHL), a company incorporated with limited liability under the laws of the Cayman Islands. BHUSLLC is an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP ("BHCMLP" or "Parent"), a limited partnership established under the laws of Jersey, Channel Islands. Effective January 1, 2015, BHBDHL became a wholly owned subsidiary of Brevan Howard US Investment Management LP (BHUSIM). The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue from Contracts with Customers

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2019, there were receivables of $1,870,595 reported in the Statement of Financial Condition of which $495,415 was due from BH-DG Systematic Trading LLP and the remainder was due from BHCMLP.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (if that right is conditional on something other than passage of time) and are derecognized when it either becomes a receivable or the cash is received. As of December 31, 2019, the Company had no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. Contract liabilities are reported as deferred revenue on the Statement of Financial Condition. As of December 31, 2019, the Company had no contract liabilities.

(c)   *Income Taxes*

The Company is a Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax purposes effective January 1, 2015. Prior to January 1, 2015, the Company was subject to federal, state and local taxes. As a disregarded entity, the Company is included in the consolidated tax return of its parent, BHUSIM, a partnership. It does not make a provision for federal or state income taxes because it is the individual responsibility of BHUSIM's partners to separately report their proportionate share of BHUSIM's taxable income or loss. BHUSIM makes a provision for New York City Unincorporated Business Tax ("UBT"). Income taxes are allocated to the Company using the pro-rata method. The amount of income tax expense or benefit allocated to the Company by the Parent represents UBT attributable to the operating results of the Company. As none of the Company's revenues are derived from customers located in New York City the Company determined that it will not have any UBT liability allocated from the Parent for the year ended December 31, 2019.

The Company follows an asset and liability approach for financial accounting and reporting for UBT. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Uncertainty in income tax positions is accounted for by recognizing in the financial statements the benefit of a tax position when it is more likely than not that tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. In 2019, no tax benefits or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

(Continued)

(d) ***Cash and Cash Equivalents***

The Company defines cash and cash equivalents as short term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase. The Company had $112,999 in cash equivalents at December 31, 2019.

(e) ***Concentration of Risk***

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(f) ***Fixed Assets***

Fixed assets are included on the Statement of Financial Condition at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

(g) ***Recently Adopted Accounting Standards***

On January 1, 2019, the Company adopted the provisions of Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842)("ASU 2016-02"), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. As of January 1, 2019 there was one operating lease agreement with a January 31, 2019, expiration date which the Company was reasonably certain would not be extended. It was determined that as of January 1, 2019 and during the year ended December 31, 2019, no other agreements or arrangements existed that met the criteria to be classified as a lease under the adopted guidance.

(h) ***Employee Costs***

Discretionary bonuses to staff for services in 2019 are recognized as accrued compensation and benefits on the Statement of Financial Condition.

(3) Cash and cash equivalents

At December 31, 2019, the Company's cash is comprised of bank and money market account deposits in the amount of $2,405,989 of which $250,000 is federally insured.

(4) Commitments

Lease Commitments

590 Madison Avenue (9th Floor – Suite C), New York, New York

On July 1, 2013, the Company entered into a non-cancelable agreement to lease office space at 590 Madison Ave (9th Floor – Suite C), New York, New York through an assignment and assumption of lease agreement also dated July 1, 2013. The assignment commenced on July 1, 2013 and expired January 31, 2019. The Company entered into a sublease agreement to lease 590 Madison Ave (9th Floor – Suite C) to a sub-tenant. The sublease agreement commenced on July 14, 2016 and expired on January 31, 2019.

On January 1, 2019, at the time the Company adopted ASU 2016-02 the Company was reasonably certain that the operating lease agreement with 590 Madison Ave would not be extended beyond the January 31, 2019 expiration date.

The security deposit requirement of $112,597 for the lease of the 590 Madison Avenue (9th Floor – Suite C), New York, New York office space was satisfied by way of a letter of credit facility of $112,597 from Citibank, N.A. with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary. Upon lease expiration on January 31, 2019, the restriction on the money market funds used as collateral for the credit facility was lifted and these funds are reported under Cash and Cash Equivalents accordingly at December 31, 2019.

590 Madison Avenue (9th Floor – Suite B), New York, New York

During 2014, the Company entered into an agreement to lease office space at 590 Madison Ave (9th Floor – Suite B), New York, New York. The lease commenced June 1, 2014 and expired January 31, 2019.

(5) Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(6) Related-Party Transactions

Placement Fees

As of December 31, 2019, the Company had a receivable of $1,375,180 due from BHCMLP for the balance of its December placement fee. The Company also earned Placement Fees under the Placement Agreement with BH-DG Systematic Trading LLP of which $495,415 was receivable at December 31, 2019.

(7) Fixed Assets

The following schedule details the cost, accumulated depreciation, and net book value of all fixed assets for the year ended December 31, 2019:

	Furniture and fixtures	Information technology	Total
Cost	$ 91,867	1,324,670	1,416,537
Accumulated depreciation	91,867	1,324,670	1,416,537
Fixed assets, net	$ —	—	—

(8) Income Taxes

The New York City Unincorporated Business Tax imposes a 4% tax on the Company's allocable New York City taxable income. There is no tax provision relating to New York City for the year ended December 31, 2019. The variance between the effective tax rate of 0% and the statutory rate of 4% primarily relates to apportionment of taxable income subject to UBT.

The Company has a deferred tax asset of $8,187 primarily reflecting the tax-effected amount of certain timing differences.

(9) Staff Retention and Incentive Plans

Fund Growth Plan

The Company operates the Fund Growth and Conditional Award Plans (the Plans) for the retention and providing incentive to its employees. The Fund Growth Plan allows employees to benefit from the growth in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period.

The Company may, at its sole discretion, elect not to pay all or any portion of any award related to the Plans if as a result of making such payment, the Company reasonably believes that it would have net capital, as determined in accordance with SEC Rule 15c3-1, of less than 120% of (a) the maximum amount of net capital, as so determined, at which the Company would be required to submit a so-called "early warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater. The fair value of the Fund Growth Plan awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares over the three year vesting period was $833,333 as of December 31, 2019 of which $176,904 is payable at December 31, 2019. Awards valued at $176,904 vested at December 31, 2019 and are scheduled to be paid in March 2020.

(10) Net Capital

The Company, as a registered broker dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3 1). As of October 2, 2017, FINRA approved the Company maintain a minimum net capital requirement of $5,000 (or 6.67% of aggregate liabilities) pursuant to Rule 15c3-1. As of December 31, 2019, the Company had net capital of $820,798 and excess net capital of $715,119. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

(11) Retirement Plan

The Company offers participation in a retirement plan to all eligible employees to which it makes Safe Harbor Contributions. For the year ended December 31, 2019, the Company's share of contributions to the plan was $64,967.

(12) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date this financial statement was available to be issued.